August 31, 2020

Burford Capital Limited
Amendment No. 1 to Draft Registration Statement on Form 20-F
Submitted August 10, 2020
CIK No. 0001714174

Dear Ms. Aldave:

Burford Capital Limited (“Burford” or the “Company”) has today submitted with the U.S. Securities and Exchange Commission (the “SEC”), via EDGAR, this letter, setting forth the Company’s responses to the comments of the staff of the SEC (the “Staff”) contained in your letter dated August 28, 2020 (the “Comment Letter”), relating to the Company’s Amendment No. 1 to the Draft Registration Statement on Form 20-F submitted to the SEC on August 10, 2020 (“Amendment No. 1”).

The numbered paragraphs and headings below correspond to those set forth in the Comment Letter. Each of the Staff’s comments is set forth in bold, followed by the Company’s response to each comment. Capitalized terms used in this letter but not defined herein have the meaning given to such terms in Amendment No. 1. All references to page numbers in these responses are to pages of Amendment No. 1.

Draft Registration Statement on Form 20-F

Item 3. Key Information
D. Risk Factors
Our portfolio may be concentrated in cases likely to have correlated results, page 9

1.                  We note your response to our prior comment 1 and reissue. Please expand your materiality analysis in your response to us by telling us what percentage of your revenues are derived from the law firm described in this risk factor.

Response:	The Company respectfully reiterates that the identity of the law firm is not material to an investor’s analysis of the Company’s business, operating performance and outlook.

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As disclosed in Amendment No. 1, the Company’s relationship with the law firm accounted for approximately 13% of the Company’s Group-wide commitments (14% Burford-only balance sheet) as of December 31, 2019. Such relationship provided approximately 7% of the Company’s consolidated total income in 2019 (7% Burford-only total income). The Company’s relationship with the law firm consists of both (i) financing arrangements between the Company and the law firm, where the law firm seeks to monetize the risk that the firm has taken with some of its clients and (ii) direct financing arrangements between the Company and counterparties who elect to hire the law firm. Burford’s financing arrangements with such individual counterparties are not dependent on which law firm is hired and would remain in place in the event a counterparty elects to engage a different law firm or the existing law firm withdraws from the representation.

Moreover, as noted in the Company’s prior response, the value and quality of the Company’s legal finance assets involving the law firm depend primarily on the outcome and timing of resolution of many individual litigation matters rather than the performance of that law firm as a whole. The law firm is one of the 50 largest law firms in the United States based on revenue (according to The American Lawyer), with more than 500 lawyers and more than 20 offices around the world. As of December 31, 2019, the Company’s portfolio of matters involving the law firm included over 40 different litigation matters handled by more than 50 different partners in 13 different offices.

In addition, although the line item requirements of Regulation S-K are not applicable to Form 20-F, the Company respectfully notes that the recent amendments to Item 101(c) of Regulation S-K (see Release Nos. 33-10825; 34-89670; File No. S7-11-19) eliminate the former Item 101(c)(1)(vii) line item requirement to disclose the identity of customers to whom a registrant’s sales exceed 10% of the registrant’s consolidated revenues. In removing Item 101(c)(1)(vii), the SEC stated that “[w]e believe that shifting to an updated and more principles-based disclosure framework for Item 101(c) would encourage registrants to exercise judgment in evaluating what disclosure to provide, which would result in disclosure more appropriately tailored to a registrant’s specific facts and circumstances”. The Company respectfully submits that its proposed disclosure regarding its business interactions with the law firm sufficiently conveys the relevant aspects of that relationship.

The Company proposes to revise the below risk factor on page 9 as set forth below to address the Staff’s comment:

Our portfolio may be concentrated in cases likely to have correlated results ~~or cases with a limited~~ and we have a number of ~~counterparties~~ assets involving a single law firm.

. . .

We ~~may also~~ have ~~concentrated relationships with certain counterparties. For example, as~~ a number of assets involving a single law firm. As of December 31, 2019, our aggregate legal finance assets ~~with~~ involving a single law firm (one of the 50 largest law firms in the United States based on revenue according to The American Lawyer), represented approximately 13% of our Group-wide commitments (14% Burford-only balance sheet)~~. If any significant~~ and provided approximately 7% of our consolidated total income in 2019 (7% Burford-only total income). These assets include both (i) financing arrangements between us and the law firm and (ii) direct financing arrangements with counterparties who elect to hire the law firm. Accordingly, although our direct financial exposure to the law firm is limited to matters in which it is our counterparty ~~encounters~~, if such firm were to encounter financial difficulties, dissolve or ~~becomes insolvent~~ suffer a substantial loss of personnel, there could be a material adverse effect on our business, results of operation and financial condition.

. . .

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The Company also proposes to revise the first paragraph on page 63 as set forth below to provide additional information to prospective investors about the Company’s relationship with the law firm:

The claims underlying our legal finance assets are generally diverse~~. No~~, as are our relationships with law firms. Our largest relationship with a single law firm consists of (i) financing arrangements between us and the firm, where the firm seeks to monetize the risk that the firm has taken with some of its clients, and (ii) direct financing arrangements with counterparties who elect to hire the firm. This law firm is one of the 50 largest law firms in the United States based on revenue according to The American Lawyer, and has more than 500 lawyers and more than 20 offices around the world. As of December 31, 2019, our portfolio of matters with the law firm included over 40 different litigation matters handled by more than 50 different partners in 13 different offices. Taken together, these arrangements accounted for ~~more than~~ approximately 13% of our Group-wide commitments (14% Burford-only balance sheet) ~~and, with respect to that law firm, our commitments are spread among a number of different lawyers and diverse cases, so that no single case with that law firm comprised more than 2% of Group-wide commitments. However~~ as of December 31, 2019 and for the year ended December 31, 2019 represented approximately 7% of our consolidated total income (7% Burford-only total income). In regards to our overall portfolio, as of December 31, 2019, our capital provision-direct portfolio included 151 different assets. The portfolio does include certain related exposures where we have financed different clients relative to the same or very similar claims, such that outcomes on these related exposures are likely to be correlated. At December 31, 2019, our five largest related groups of exposures were:

A significant portion of our fund assets under management are attributable to a fund with a single investors, page 11

2.	We note your response to our prior comment 2 and reissue. Please provide us with an analysis of why you believe the identity of the investor mentioned in this risk factor is not material to investors. We note, for instance, the disclosure at page 29 that the SWF contributes two-thirds of the capital to the BOF-C fund. Please file the agreement with the SWF or advise.

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Response:	The Company respectfully advises the Staff that it does not believe the identity of the investor mentioned in the risk factor (the “SWF Investor”) is material to investors. The objective of the disclosure is to communicate the level of dependence on a single investor, which is accomplished without providing its identity. Indeed, the Company believes that its entire asset management business is not material to the Company as a whole, and thus definitionally the identity of one investor in that business cannot be material.

For the year ended December 31, 2019, Burford’s entire asset management business only contributed 7% of Burford’s total income after elimination of third-party interests (2018: 4%). Income from BOF-C represented only 2% of Burford’s 2019 total income after elimination of third-party interests (2018: nil), and BOF-C’s assets accounted for only 4% of Burford’s consolidated total assets at December 31, 2019 (2018: 0%). Unlike a traditional fund manager, where the business of investment management tends to be the core business activity, Burford views its asset management business as a means to extend and supplement its core balance sheet business as opposed to it being a standalone material business in and of itself. And should the Company’s asset management business grow to the point of becoming material, that growth would dilute further the relative position of the SWF Investor in the presently immaterial asset management business.

Even if one were to conclude that Burford’s asset management business was somehow material, the Company respectfully submits that disclosure of the identity of one of its investors would not be relevant to investors. The objective of the disclosure is to communicate the level of dependence on a single investor, which is accomplished without providing its identity. While knowing the identity of the SWF Investor could theoretically allow investors to make their own assessment of the risk of the SWF Investor defaulting on a capital call, sovereign wealth funds are not public companies and they typically do not disclose the type of information that would permit an investor to engage in such an assessment such as the SWF Investor’s investment strategy, financial condition or other portfolio information.

However, to put the SWF Investor’s size and financial capacity in context to address that potential theoretical concern, the Company respectfully advises the Staff that the SWF Investor is one of the 25 largest sovereign wealth funds in the world, according to the Sovereign Wealth Fund Institute1, with the smallest among them having approximately $46 billion in assets. The Company proposes to revise the following definition on page iii to add the underlined text which the Company believes will provide investors with a sense of the scale of the SWF and assist in their understanding of the SWF Investor’s asset base from which to meet capital calls:

1 See https://www.swfinstitute.org/fund-rankings/sovereign-wealth-fund.

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“SWF” refers to the sovereign wealth fund that is the single investor in BOF-C. The SWF was one of the 25 largest sovereign wealth funds in the world, according to the Sovereign Wealth Fund Institute.

With respect to the Staff’s comment regarding the Company’s agreement with the SWF Investor, the Company respectfully advises the Staff that the SWF Investor has signed a standard subscription agreement and BOF-C has a limited partnership agreement similar to the Company’s agreements governing its other funds. The Company has disclosed all the material terms of the partnership arrangement, including fees, and the total commitment by the SWF Investor. The Company does not consider these agreements to be material contracts or to include other information that would be material to investors and, accordingly, does not believe that they are required to be filed as exhibits to the Form 20-F.

We are subject to the risk of being deemed an investment company, page 13

3.	We note your response to our prior comment 4. Please expand on your response to our prior comment asking about your “investment company” status under the Investment Company Act of 1940 (“1940 Act”) as follows:
•	Please explain whether you currently meet, or expect to meet, the definition of “investment company” under (i) Section 3(a)(1)(A) or (ii) Section 3(a)(1)(C) of the 1940 Act. In your response, please provide detailed analysis, including your views as to whether each category of holdings described in your registration statement (in Item 4(B) – Business Overview) will constitute “investment securities” for purposes of the 1940 Act.
•	If the answer to either (i) or (ii) in the bulleted sentence above is yes, please explain whether you believe any exemption from the definition of “investment company” would apply to you. In your response, please provide detailed analysis, including discussion of any SEC staff no-action letters that you believe may be applicable.

Response:	The Company respectfully submits that it is not required to register as an investment company under the 1940 Act because it is primarily engaged in purchasing and otherwise acquiring notes representing part or all of the sales price of merchandise and services, or making loans to manufacturers, wholesalers, retailers, and prospective purchasers of specified services. As a result, the Company believes that it falls within the exception from the definition of an investment company provided by Section 3(c)(5)(A) or Section 3(c)(5)(B) of the 1940 Act.

More specifically, and as discussed more fully below, the Company has concluded that it satisfies the requirements of Section 3(c)(5)(A) because it is primarily engaged in the non-investment company business of acquiring notes representing all or part of the sales price of legal services, and satisfies the requirements of Section 3(c)(5)(B) because it is primarily engaged in the non-investment company business of making loans to manufacturers, wholesalers, retailers, and prospective purchasers of specified legal services.

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The Company, through its subsidiaries, is primarily engaged in the business of making loans and acquiring notes evidencing loans to parties engaged in litigation or arbitration and their law firms (each, a “Counterparty”). The purpose of such loans is to provide Counterparties with capital necessary to finance the costs associated with the pursuit of litigation.

Loans made by the Company are evidenced by capital provision agreements (“CPAs”) entered into by the Company and one or more Counterparties. The terms of such CPAs vary to account for the Company’s assessment of the risk, likely duration, and complexity of the litigation matter to be financed. In general, however, under a CPA, in exchange for providing capital to a Counterparty, the Company is entitled to a return that consists of the Company’s invested capital back plus an initial priority return (which often increases over time), followed by an entitlement to some portion of the net recovery of the litigation matter being financed. The value of the CPAs that include a provision restricting a Counterparty’s ability to use the capital being provided to the payment of specified merchandise or services, or directly tying the financing to one or more specific cases of litigation, arbitration, or regulatory process, together with cash proceeds derived from such CPAs (“Qualifying CPAs”)2 represents at least 55% of the Company’s total assets.

As relevant here, Section 3(c)(5) of the 1940 Act excludes from the definition of “investment company”:

2 See Alleco, Inc., SEC No-Action Letter (July 14, 1988) (“It is the current position of the Staff that Alleco would be able to rely on Section 3(c)(5)(B) with respect to these loans only if the loans will be used by a borrower to purchase specific goods or services (e.g., each loan will be earmarked for a specific purchase).”). Cash proceeds derived from CPAs that are good assets also may be characterized as good assets to the extent (i) the proceeds are invested in “cash items” (as that term has been defined for purposes of Section 3(a)(1)(C) of the 1940 Act and Rule 3a-1 under the 1940 Act), and (ii) such characterization is maintained only until the proceeds are distributed or reinvested in new assets or 12 months after receipt, whichever comes first. See Redwood Trust, Inc., SEC No-Action Letter (Aug. 15, 2019) (providing no-action relief under Section 3(c)(5)(C) of the 1940 Act). The SEC has set forth the following as cash items for purposes of Rule 3a-1: cash, coins, paper currency, demand deposits with banks, timely checks of others, cashier checks, certified checks, bank drafts, money orders, travelers’ checks, and letters of credit. In addition, the Staff has taken the position that shares of a money market fund generally may be treated as a cash item for purposes of Section 3(a)(1)(C) of the Act and Rule 3a-l. See also MBCH, Inc., SEC No-Action Letter (Nov. 16, 1981) (in which the Staff concluded that the Section 3(c)(5)(A) exemption was available even though “the (c)ompany may at times have more than 40% of its assets invested in money market funds, these investments. . . being merely temporary in that they will be made with monies received from payments on accounts receivable acquired by the company in its factoring business prior to the company’s reinvestment of such monies in other accounts receivable.”).

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Any person who is not engaged in the business of issuing redeemable securities, face-amount certificates of the installment type or periodic payment plan certificates, and who is primarily engaged in one or more of the following businesses: (A) Purchasing or otherwise acquiring notes, drafts, acceptances, open accounts receivable, and other obligations representing part or all of the sales price of merchandise, insurance, and services; (B) making loans to manufacturers, wholesalers, and retailers of, and to prospective purchasers of, specified merchandise, insurance, and services . . .

This provision initially was intended to except from the provisions of the 1940 Act commercial finance businesses, such as factoring and sales financing companies.3 Over time, however, a wide range of entities other than factoring and sales companies have been permitted to rely upon on this provision.4

The Company is “not engaged in the business of issuing redeemable securities, face-amount certificates of the installment type or periodic payment plan certificates.” Moreover, as discussed below, the Company respectfully submits that it meets the requirements of Section 3(c)(5)(A) because it is (1) primarily engaged (2) in purchasing or otherwise acquiring notes (3) representing part or all of the sales prices of merchandise and services, and meets the requirements of Section 3(c)(5)(B) because it is (1) primarily engaged (2) in making loans to manufacturers, wholesalers, and retailers of, and to prospective purchasers of, (3) specified merchandise or services.

Although Section 3(c)(5)(A), which requires that a company acquire notes related to the sales price of merchandise and services, differs somewhat from Section 3(c)(5)(B), which contemplates loans made directly to buyers and sellers of merchandise and services, the Staff has generally interpreted Section 3(c)(5)(A) and (B) in a similar fashion.5 Thus, although some of the guidance cited below formally applies to only one of these two 1940 Act provisions, the Company treats guidance under each provision as generally applicable to both.

3 See S. Rep. No. 184, 91st Cong., 1st Sess. 37 (1969). In Nellie Mae (infra note 5), the Staff stated that “[t]he term ‘sales financing activity’ .... is not contained in Section 3(c)(5), and appears to be a term used by the Staff to describe the requirement in Sections 3(c)(5)(A) and (B) that a note must relate to a sale of specified merchandise, insurance or services.” The Staff’s pronouncement in Nellie Mae superseded its apparent previous position that Section 3(c)(5)(A) and Section 3(c)(5)(B) were limited to arrangements involving sales financing. Several early Section 3(c)(5)(A) and Section 3(c)(5)(B) no-action letters had focused on the concept of “sales financing” as integral to a company’s reliance on Section 3(c)(5)(A) and Section 3(c)(5)(B). For example, in both Raymond James and Assoc., Inc., SEC No-Action Letter (pub. avail. July 14, 1988) and World Evangelical Development, Ltd., SEC No-Action Letter (Apr. 5, 1979), the Staff did not grant no-action relief, stating as one reason that the sales financing “requirement” was not satisfied. In Nellie Mae, the Staff expressly rejected the position that an issuer had to be engaged in “sales financing” to rely on Section 3(c)(5)(A) or Section 3(c)(5)(B). See also Division of Investment Management, SEC, Protecting Investors: A Half Century of Investment Company Regulation at 68-73 (May 1992).

4 Within this framework, the Staff has taken the position that loans and receivables for the sale of a broad array of merchandise, insurance, and services are within the scope of Sections 3(c)(5)(A) and (B), including bankers and trade acceptances, credit card receivables, equipment leases, equipment loans, inventory loans, loans to finance the purchase of electric generating, transmission, and distribution facilities, equipment and machinery, loans to purchase cattle, feed, and other farm products, loans to foreign governments for the purchase of specific defense articles and services, loans by foreign government-sponsored export-financing agencies to finance particular sales transactions, franchise fee receivables, installment sales contracts relating to specific manufactured home units, loans to finance public works projects, and student loans to finance the purchase of educational services.

5 See New England Education Loan Marketing Corp., SEC No-Action Letter (pub. avail. May 22, 1998) (“Nellie Mae”) (providing relief under Section 3(c)(5)(A) and (B) without distinguishing between them).

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A.	Section 3(c)(5)(A)

The Company believes that it meets the requirements of Section 3(c)(5)(A) because it is (1) primarily engaged (2) in purchasing or otherwise acquiring notes (3) representing part or all of the sales price of merchandise or services.

1.	Primarily Engaged

Section 3(c)(5)(A) requires an issuer to be “primarily engaged” in purchasing or otherwise acquiring notes, drafts, acceptances, open accounts receivable, and other obligations that represent part or all of the sales price of merchandise, insurance, and services. Generally, the Staff has provided no-action assurances under Section 3(c)(5)(A) where, among other things, an issuer establishes that at least 55 percent of the value of its total assets is invested in notes, open accounts receivable or other obligations representing part or all of the sales price of merchandise and services.6 As of the date hereof, the Qualifying CPAs held by the Company make up at least 55% of the value of the Company’s total assets. As such, the Company has concluded that it satisfies the “primarily engaged” requirement.

2.	Acquiring Notes

Section 3(c)(5)(A) requires that a company purchase or otherwise acquire, among other instruments, notes. The Company acquires the Qualifying CPAs by originating the Qualifying CPAs.7 Thus, the Company has concluded that it satisfies the requirement of Section 3(c)(5)(A) that it purchase or otherwise acquire notes or other obligations.

6 See, e.g., B.C. Ziegler and Company, SEC No-Action Letter (pub. avail. Sept. 11, 1991) (noting that “[t]he staff has granted no-action relief under Section 3(c)(5)(A) where a company invested at least 55% of its assets in notes, open accounts receivable or other obligations representing part or all of the sales price of merchandise”); Econo Lodges of America, Inc., SEC No-Action Letter (pub. avail. Dec. 22, 1989). Such an interpretation is consistent with the Staff’s view in other contexts of the threshold level of activity an entity must meet to be “primarily engaged” in a business. See, e.g., Exemption from the Investment Company Act of 1940 for the Offer and Sale of Securities by Foreign Banks and Foreign Insurance Companies and Related Entities, Investment Company Act Release No. 17682 (Aug. 17, 1990) at fn. 33 (“In various contexts, the term ‘primarily engaged’ in a business has been taken to mean that at least 55% of a company’s assets are employed in, and 55% of a company’s income is derived from, that business.”).

7 According to the Merriam-Webster Dictionary, the word “acquire” means “to get (something),” “'to come to own (something),” or “to come to have (something).” When the Company originates a loan, it documents that loan through a CPA. The Company receives the CPA in exchange for the funding it provides to the Counterparty. Through this process, the Company “comes to own” the Note. As a result, we believe that loan origination is a form of “acquiring notes” consistent with the plain text of Section 3(c)(5)(A). This view is consistent with recent SEC Staff positions. See Hannon Armstrong Sustainable Infrastructure Capital, Inc., SEC No-Action Letter (pub. avail. Sept. 29, 2016) (“Hannon Armstrong”); New England Education Loan Marketing Corp., SEC No-Action Letter (pub. avail. May 22, 1998).

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3.      Representing Part or All of the Sales Price of Merchandise and Services

To fall within the Section 3(c)(5)(A) exception, the notes acquired by the Company must represent “part or all of the sales price of merchandise, insurance, and services.” This requirement is met with respect to Qualifying CPAs.

B.	Section 3(c)(5)(B)

The Company respectfully submits that it meets the requirements of Section 3(c)(5)(B) because it is (1) primarily engaged (2) in making loans to manufacturers, wholesalers, retailers, and prospective purchasers of (3) specified merchandise or services.

1.	Primarily Engaged

Section 3(c)(5)(B) requires an issuer to be “primarily engaged” in making loans to manufacturers, wholesalers, and retailers of, and to prospective purchasers of, specified merchandise, insurance, and services. Although the Staff has not specified a test for whether a company is “primarily engaged” in making loans for purposes of Section 3(c)(5)(B), the Staff has, as noted above, provided no-action assurances under Section 3(c)(5)(A) where an issuer establishes that at least 55 percent of the value of its assets is held in Section 3(c)(5)(A) qualifying assets. Based on this guidance, the Company has concluded that it satisfies the “primarily engaged” requirement of Section 3(c)(5)(B) because the Qualifying CPAs currently make up at least 55 percent of the value of its assets.8

2.      Making Loans to Manufacturers, Wholesalers, Retailers, and Prospective Purchasers

Section 3(c)(5)(B) requires that a company make loans to manufacturers, wholesalers, and retailers of, and to prospective purchasers of, specified merchandise, insurance, and services. As discussed above, the Company makes loans to Counterparties, which loans are memorialized in a CPA. Counterparties generally include corporate clients, which are prospective purchasers of legal services. Counterparties also include law firms, which are “manufacturers, wholesalers [or] retailers” for this purpose.9

8 As discussed above, the Staff has generally interpreted Section 3(c)(5)(A) and (B) in a similar fashion.

9 Law firms provide legal services to clients, i.e., end users, or ultimate consumers, of such services. See, e.g., Hannon Armstrong, supra note 7.

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3.      Of Specified Merchandise and Services

To fall within the Section 3(c)(5)(B) exception, the loans must be made to manufacturers, wholesalers, and retailers of, and to prospective purchasers of “specified merchandise [and] services.” As discussed above with respect to Section 3(c)(5)(A), this requirement is met because the Qualifying CPAs specify the services for which the capital being provided must be used.

The Company respectfully advises the Staff that, in light of the fact that the Company believes that it falls within the exception from the definition of an investment company provided by Section 3(c)(5)(A) or Section 3(c)(5)(B) of the 1940 Act, the Company has not included in this response an assessment as to whether each category of the Company's assets constitutes an “investment security” for purposes of the 1940 Act.

For the reasons discussed above, the Company respectfully submits that it is not required to register as an investment company. The Company is primarily engaged in purchasing or otherwise acquiring notes representing all or part of the sales price of specific merchandise and services, or making loans to manufacturers, wholesalers and retailers of specified merchandise and services, and thus falls fall within the exceptions from the definition of an investment company provided by Section 3(c)(5)(A) or Section 3(c)(5)(B).

General
Exclusive Forum; Fees, page 95

4.	We note your response to our prior comment 23 and reissue in part. Please revise to state who would be allowed to recover under the fee shifting provision, such as only the company, or also directors, officers, or affiliates. In addition, please include a risk factor stating that the provision could discourage shareholder lawsuits that might otherwise benefit the company and its shareholders.

Response:	The Company respectfully submits that an award of costs by the Royal Court of Guernsey to the prevailing party in litigation is entirely within the discretion of the Royal Court and not a result of Article 40 (or any other provision of the Company’s articles of incorporation). The Royal Court of Guernsey has the discretion to require the losing party to pay the prevailing party’s costs of litigation regardless of who the parties are and, as with other “loser pays” jurisdictions, such as England, Canada or Australia, the Royal Court of Guernsey frequently awards costs to the prevailing party. Under this regime, if a shareholder (or any other person) sues the Company and the Company prevails, the Royal Court would have the discretion to award costs to the shareholder (or other prevailing person).

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In addition, just as is the case in other cost-shifting jurisdictions, the Royal Court of Guernsey has the discretion to require any party in a proceeding to provide security (which is to be provided in a form satisfactory to the Royal Court, which might in the form of cash, insurance, a letter of credit or otherwise) to ensure that the party will be able to satisfy any award of costs against that party if it does not prevail in the litigation. This framework would apply to litigation in the Royal Court of Guernsey whether or not Article 40 were included in the Company’s articles of incorporation.

Article 40 of the Company’s articles of incorporation provides that in an action brought against the Company by a shareholder that the Company can require the shareholder to provide security for the payment of costs, but such an obligation would nevertheless be subject to the process and discretion described above. Although the Company believes that the Royal Court of Guernsey is more likely than not to enforce Article 40 in making a determination as to whether to require a shareholder to provide such security, any decision to require a shareholder to provide security would be solely within the Royal Court’s discretion. Moreover, even if the Royal Court were to order a shareholder to provide security for the potential payment of the Company’s costs at the commencement of a proceeding, any decision by the Royal Court to award costs to the Company (or the shareholder) would be a separate decision following the Royal Court’s adjudication of the litigation.

Article 40 only allows the Company to require a shareholder to provide security for the payment of costs in an action brought against the Company. Article 40 does not create any right for directors, officers or affiliates of the Company to require a shareholder to provide security for the payment of costs in a lawsuit brought against directors, officers or affiliates of the Company.

The Company proposes to revise the following paragraph on page 95 to add the underlined text:

In addition, Article 40 of our articles of incorporation provides that Burford is entitled to security for costs in connection with any proceedings brought against it by a shareholder (which may include proceedings in jurisdictions outside of Guernsey). This provision applies to any proceeding brought against Burford by a shareholder in its capacity as a shareholder. Article 40 of our articles of incorporation does not apply to any proceeding brought against a director, officer or affiliate of Burford.

Article 40 of our articles of incorporation is intended to protect Burford from the possibility that it prevails in a lawsuit brought by a shareholder in the Royal Court of Guernsey (or another jurisdiction where a prevailing party may be entitled to be reimbursed for its costs) but the losing party is unable or unwilling to honor its reimbursement obligation by requiring such shareholder to provide security in respect of the potential reimbursement obligation. Any demand by the Company to enforce the provisions of Article 40 for security in respect of an action brought in the Royal Court of Guernsey would be subject to the determination of the Royal Court. It is uncertain whether the provisions of Article 40 of our articles of incorporation would apply in respect of actions brought in courts other than the Royal Court of Guernsey.

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The Company also proposes to add the below risk factor on page 21 immediately following the risk factor entitled “Your rights and protections as our shareholder will be governed by Guernsey law, which may differ in certain material respects from the rights and protections of shareholders of U.S. corporations.”

The Royal Court of Guernsey may require a party to litigation to reimburse the prevailing party for its costs associated with the litigation. Our articles of incorporation entitle us to require shareholders to provide security against any such costs awarded to us by the Royal Court.

The Royal Court of Guernsey may require a party to litigation to reimburse the prevailing party for its costs associated with the litigation. Accordingly, if a shareholder were to bring an action against Burford in the Royal Court of Guernsey and Burford prevails in the litigation, the Royal Court of Guernsey may order the shareholder to reimburse Burford for its fees, costs and expenses incurred in connection with the defense of such action.

Article 40 of our articles of incorporation provides that Burford is entitled to security for costs in connection with any proceedings brought against it by a shareholder (which may include proceedings in jurisdictions outside of Guernsey). This provision, for example, applies to any proceeding brought against Burford by a shareholder in its capacity as a shareholder under the Companies Law or our articles of incorporation. Article 40 of our articles of incorporation does not apply to any proceeding brought against a director, officer or affiliate of Burford. This means that if a shareholder brings an action against the Company in the Royal Court of Guernsey, Burford may request that the Royal Court order such shareholder to provide security (which will need to be in a form acceptable to the Royal Court and may be directly or through a third party surety) to satisfy any award of costs the Royal Court of Guernsey may award to Burford. See “Item 10. Additional Information — B. Memorandum and Articles of Incorporation —Exclusive Forum; Fees”.

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The Royal Court’s ability to award costs to Burford and the provision in our articles requiring shareholders to provide security for any such award of costs to Burford could discourage shareholders from bringing lawsuits that might otherwise benefit the Company’s shareholders.

Notes to the Consolidated Financial Statements
Note 2: Basis of preparation and principal accounting policies
Asset management income, page F-13

5.	We acknowledge your response to prior comment 16. Please tell us how your stated policy associated with the variable consideration constraint complies with the guidance in paragraph 56 of IFRS 15. In this regard, you indicate, in part, that performance fees are recognised when it is highly unlikely that a significant revenue reversal will occur when the referenced guidance indicates that the threshold to apply is when it is highly probable that a significant revenue reversal will not occur. Paragraph BC211 of IFRS 15 indicates essentially that “highly probable” connotes a future event or events that are likely to occur; therefore, it appears that the likelihood of the event not occurring would be “unlikely” not “highly unlikely” and, by inference, that your variable consideration constraint is too restrictive. In your response, tell us whether you constrained variable consideration at December 31, 2019 and 2018 under the “highly unlikely” threshold that would have been recognized under the “likely” threshold.

Response:	The Company respectfully advises the Staff that it did not intend to imply that a higher threshold than that required by paragraph 56 of IFRS 15 is applied under our accounting policy for the recognition of performance fees within asset management income. The Company acknowledges that the phrase “highly unlikely that a significant revenue reversal will occur” could be interpreted to be a higher standard than “highly probable that a significant revenue reversal will not occur”, particularly with reference to the guidance in paragraph BC211 of IFRS 15. The Company also confirms that there were no amounts of constrained variable consideration at December 31, 2019 or 2018 that were not recognized under a “highly unlikely that a significant revenue reversal will occur” threshold that would have been recognized under the “highly probable that a significant revenue reversal will not occur” standard. The Company will therefore amend its accounting policy disclosure to align it with the wording used in the standard.

The Company proposes to revise the following sections as indicated below to address the Staff’s comments:

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Footnote 2 on page 73

(2)	One common feature across the current funds other than Strategic Value Fund and BOF-C is the use of a “European” structure for the payment of performance fees, in that the manager is not paid any performance fees until fund investors have had their entire capital investment repaid, as opposed to performance fees being paid on profitable resolutions as they occur (referred to as an “American” structure). The impact of this European structure is to delay the receipt of performance fees, and thus while many fund assets have already successfully and profitably concluded, leading to a steadily growing expectation of performance fees, few of those performance fees have yet been paid. Performance fees are recognized when a reliable estimate of the fee can be made and it is ~~highly unlikely that a significant reversal of the amount will occur~~ highly probable that a significant revenue reversal will not occur.

Note 2 on page F-13

Asset management income is derived from the governing agreements in place with various investment funds under management. The rate or amount at which fees are charged, the basis on which such fees are calculated, and the timing of payment, vary across funds and, as to a particular fund, may also vary across investment options available to underlying investors in or members of the investment fund. Management fees are generally based on an agreed percentage of investor fund commitments, amounts committed or deployed depending on the fund agreements. Management fees are recognised over time as the services are provided. Performance fees are earned when contractually agreed performance levels are exceeded within specified performance measurement periods. They are recognised when a reliable estimate of the fee can be made and it is ~~highly unlikely that a significant reversal of the amount will occur~~ highly probable that a significant revenue reversal will not occur, which is generally at the end of the performance period.

Note 10 on page F-33

Burford receives regular management fees on its managed funds, calculated as a percentage of capital committed by the fund investors or as a percentage of capital committed by the fund, depending upon the status of the fund. In addition, Burford receives performance fees from the funds. Burford’s managed funds (other than the Strategic Value fund and the BOF-C fund) use a so-called “European” structure for the payment of performance fees, in that the manager is not paid any performance fees until fund investors have had their entire capital investment repaid, as opposed to performance fees being paid on profitable resolutions as they occur (referred to as an “American” structure). The impact of this European structure is to delay the receipt of performance fees, and thus while many fund assets have already successfully and profitably concluded, few of those performance fees have yet been paid. Performance fees are recognised when a reliable estimate of the fee can be made and it is ~~highly unlikely that a significant reversal of the amount will occur~~ highly probable that a significant revenue reversal will not occur.

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Note 21: Fair value of assets and liabilities, page F-42

6.	We acknowledge your response to prior comment 20 and continue to believe that, as capital provision assets are your most significant asset, are Level 3 in the fair value hierarchy and result from your ordinary business activities, you must provide some incremental quantitative information underlying your significant unobservable inputs used to fair value these assets. As previously requested, please revise your filing to provide meaningful quantitative information about the significant unobservable inputs used in the fair value measurement of your capital provisions assets as required by paragraph 93(d) of IFRS 13. Otherwise, provide us a detailed analysis of your valuation process and your assessment of how your current disclosures meet the disclosure objectives of paragraph 91 of IFRS 13, considering that paragraph 92 requires additional disclosures if the required disclosures do not meet the disclosure objectives. In your response, at a minimum, tell us your consideration for disclosing quantitative information for each of the following potential inputs:

•	the number of assets in each of the stages identified in the bullets on page F-17;
•	the weighted-average probability of success assigned to assets in each of the stages in the preceding bullet;
•	the weighted-average maximum estimated recovery amount for each of the stages in the first bullet above;
•	ranges and weighted-averages of risk-adjusted probability factors; and
•	ranges and weighted-averages of discount rates or risk-adjusted discount rates used to reflect the time value of money.

Response:	In order to provide meaningful quantitative information about the significant unobservable inputs used in the fair value measurement of the Company’s capital provision assets, the Company proposes to add the following to the beginning of the section titled “Sensitivity of level 3 valuations” in Note 21 on page F-45:

For the vast majority of our legal finance assets, valuation relates to objective events in the litigation process. If there have been no objective events, we typically assess the fair value of our legal finance assets to be equivalent to the cost of the asset in line with our valuation policy and the absence of an objective event impacting valuation assessment. The valuation policy assigns valuation changes in fixed ranges based on these objective events. The policy discounts the impact of the objective events commensurate with the remaining litigation risk, including both the likelihood of a positive outcome and the time required to reach that outcome. Since our legal finance assets are typically relatively short in tenor (two to three years), no additional discounting explicitly for the time value of money is typically applied; rather, the potential impact of timing is encompassed in the applicable value range. In a small number of instances, the Group has the benefit of a secondary sale of a portion of an asset. When that occurs, the market evidence is factored into the valuation process; the more robust the market testing of value is, the more weight that is accorded to the market price. The table below provides a stratification of our capital provision direct assets at December 31, 2019 into different categories of fair valuation factors (reflecting the objective litigation events) that underlie the current valuation of those assets.

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* The Company will include the actual numbers in this table in a subsequent amendment to its Form 20-F.

*     *     *

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Should you have any questions or comments with respect to this letter, please contact Andrew J. Pitts at 212-474-1620.

Sincerely,
/s/ Andrew J. Pitts
Andrew J. Pitts

Tonya Aldave

Division of Corporation Finance

Office of Finance

Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549-0001

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Christopher Bogart, Chief Executive Officer

Jim Kilman, Chief Financial Officer

Mark Klein, General Counsel & Chief Administrative Officer

Burford Capital Limited

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St. Peter Port GY1 1WW

Guernsey

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